[redacted]

14049107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number:	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 07 2014
Washington DC
405

SEC FILE NUMBER
8-53062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) **AND ENDING** 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Willow Cove Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16486 BERNARDO CENTER DRIVE, Suite 378
(No. and Street)

SAN DIEGO, CALIFORNIA 92128
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley Mroz (760) 340-1945
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TARVARAN ASKELSON & COMPANY
(Name - if individual, state last, first, middle name)

32565 B Golden Lantern, Suite 509, Dana Point, CA 92629
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

State of California
County of San Diego

I, Michael Losse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Willow Cove Investment Group, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Subscribed and sworn to (or affirm) before me on this 3 day of March, 2014, by MICHAEL LOSSE, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

President
Title

Notary Public

GREGG MILLER
Commission # 1994934
Notary Public - California
San Diego County
My Comm. Expires Nov 18, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Willow Cove Investment Group, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Willow Cove Investment Group, Inc. (the "Company") as of December 31, 2013, and the related statements of operations, changes in Stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

32565 B Golden Lantern, Suite 509, Dana Point CA 92629
Office: (949) 525-8688 WWW.TACLLP.COM Fax: (949) 606-0329

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Willow Cove Investment Group, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and or other records used to prepare the financial statements. The information in Schedules I, II, III and IV have been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves. And other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III and IV are fairly stated in all material respects in relation to the financial statements as a whole.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
February 27, 2014

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Financial Condition
December 31, 2013

ASSETS

Current assets:		
Cash	$	8,148
Receivable from clearing organization		6,027
Deposit with clearing organization		15,500
Securities owned		-
Prepaid expenses and other assets		58
Total current assets		29,733
Property and equipment, net (Note 2)		-
Total assets	$	29,733

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	11,839
Noncurrent laibilities		
Accounts payable and accrued expenses		6,273
Common stock, no par value; 25,000 shares authorized; 1,000 shares issued and outstanding		100
Additional paid-in capital		424,662
Accumulated deficit		(413,141)
Total stockholders' equity		11,621
Total liabilities and stockholders' equity	$	29,733

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Operations
For the year ended December 31, 2013

Revenues:		
Commissions	$	122,511
Consulting income		6,480
Interest income		5
Net realized gain (loss) on securities		(2,363)
Net unrealized gain (loss) on securities		1,720
Total revenues		128,353
Operating expenses:		
Commissions		74,456
Clearing charges		20,252
Professional fees		13,391
Regulatory		8,220
Compensation and related		8,317
Communications		4,424
Rent		2,092
Office expense		1,853
Other		2,940
Total operating expenses		135,945
Total operating income		(7,592)
Other expense		
Goodwill impairment		58,976
Income before provision for income taxes		(66,568)
Provision for income taxes (Note 2)		-
Net loss	$	(66,568)

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Stockholders' Equity
For the year ended December 31, 2013

	Common stock				
	Shares outstanding	Amount	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2012	1,000	$ 100	$ 413,062	$ (346,573)	$ 66,589
Capital contributions	-	-	11,600	-	11,600
Distributions to Parent	-	-		-	-
Net loss	-	-	-	(66,568)	(66,568)
Balance, December 31, 2013	1,000	$ 100	$ 424,662	$ (413,141)	$ 11,621

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Cash Flows
For the year ended December 31, 2013

Cash flows from operating activities	
Net loss	$ (66,568)
Adjustments to reconcile net loss to net cash used by operating activities:	
Realized (gain) loss on marketable securities, net	2,363
Unrealized (gain) loss on marketable securities, net	(1,720)
Goodwill impairment	58,976
Decrease (increase) in assets	
Deposit with clearing organization	4,400
Receivable from clearing organization	(305)
Prepaid expenses and other assets	(9)
Deposits	1,400
(Decrease) increase in liabilities	
Accounts payable and accrued expenses	(11,815)
Net cash flows used by operating activities	(13,278)
Cash flows from financing activities	
Capital contributions	11,600
Net cash flows provided by financing activities	11,600
Net increase (decrease) in cash	(1,678)
Cash at beginning of year	3,553
Cash at end of year	$ 1,875

1. ORGANIZATION

Willow Cove Investment Group, Inc. (the "Company") is a registered broker dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is engaged in the following business activities: (1) retailing corporate equity securities over-the-counter, (2) retailing corporate debt securities, (3) underwriter or seller group participant (corporate securities other than mutual funds) on best effort basis only, (4) mutual fund retailer via subscription applications, (5) private placement of securities. (6) merger and acquisition services, (7) advisory services for memorandum and document development, (8) syndication advisory services and (9) corporate finance due diligence. All securities transactions for the accounts of its customers are cleared through another broker-dealer on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers cash equivalents to be all highly liquid debt instruments purchased with an original maturity date of three (3) months or less.

Revenue Recognition.

Security transactions and the related commission revenue are recorded on a trade date basis.

Property and Equipment

Property and equipment consists of office furniture and equipment recorded at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, currently five to seven years. The Company has approximately $8,900 of office equipment, which was fully depreciated as of December 31, 2013.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require us to develop our own assumptions. This hierarchy requires companies to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets and liabilities at fair value, including our marketable securities.

The Company's cash equivalents and marketable securities instruments are classified within Level 1 and Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker-dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, and money market securities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The types of instruments valued based on other observable inputs include investment-grade corporate bonds, mortgage-backed and asset-backed products, commercial paper, and state, municipal and provincial obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

Goodwill

Goodwill represents the excess purchase price paid by the Parent for 100% of the Company over the fair value of the tangible and intangible assets and liabilities of the Company at August 6, 2001, the date of acquisition. Goodwill is not being amortized, but instead will be subject to an annual assessment of impairment by applying a fair-value test. The Company evaluates the carrying value of goodwill each fiscal year. As part of the evaluation, the Company compares the carrying value of goodwill with its fair value to determine whether there has been impairment. As of December 31, 2013, the Company impaired the goodwill.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes.

The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

3. SECURITIES OWNED

Securities owned are bought and held principally for the purpose of selling them in the near term and, are classified as trading securities. Trading securities are carried at fair value based on quoted market prices, with the change in fair value during the period included in earnings. December 31, 2013 consisted solely of marketable equity securities.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Cash	$ 23,648	$ -	$ -	$ 23,648
	$ 23,648	$ -	$ -	$ 23,648

5. COMMITMENTS AND RISKS

Operating Leases

The Company leased office space under a non-cancelable operating lease, which expires in January, 2017. The future minimum payments under the lease are as follows:

For the year ended December 31,		Amount
2014	$	2,472
2015		2,546
2016		2,623
2017		219
After 2017		-
	$	7,859

Risks

The Company operates in a highly regulated environment. The Company is subject to rules and regulations of federal and state regulatory agencies. Such rules and regulations are subject to change at any time, which may provide additional regulatory and administrative costs to the Company.

Settlement of Securities Transactions

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2013, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed l0 to l). At December 31, 2013, the Company had a net capital of $11.563 that was $6,563 in excess of the net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital at December 31, 2013 was 1.56 to 1.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 27, 2014, the date on which the financial statements were issued

SUPPLEMENTAL INFORMATION

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the year ended December 31, 2013

Net Capital:		
Total stockholder's equity from statement of financial condition		$ 11,621
Deductions:		
Non-allowable assets:		
Securities owned	$ -	
Prepaid expenses	58	
Property and equipment, net (Note 2)	-	
		58
Tentative net capital		11,563
Haircuts on securities		
Options and securities	$ -	
Undue concentration	-	
		-
Net capital		$ 11,563
Total aggregate indebtedness		$ 18,112
Minimum net capital required		$ 5,000
Net capital surplus		$ 6,563
Ratio of aggregate indebtness to net capital		1.56 to 1
Reconciliation with Company's computation:		
Net capital as reported in Company's Part II-A (unaudited) FOCUS report		$ 9,882
Goodwill impairment of $58,976		-
Adjsutment for prepaid rent $1,400		-
Adjsutment to accruals for prepaid rents and related		1,681
Net capital per above		$ 11,563

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2013

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2013

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule IV
Schedule of Changes in Liabilities Subordinated to Claims of Creditors
as of December 31, 2013

Not Applicable

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Willow Cove Investment Group, Inc.

In planning and performing our audit of the financial statements of Willow Cove Investment Group, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by the rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

32565 B Golden Lantern, Suite 509, Dana Point CA 92629
Office: (949) 525-8688 WWW.TACLLP.COM Fax: (949) 606-0329

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above, except for:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure and procedures over financial reporting, computation and reconciliation of net capital requirements and computation of reserve requirements that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
February 27, 2014

32565 B Golden Lantern, Suite 509, Dana Point CA 92629
Office: (949) 525-8688 WWW.TACLLP.COM Fax: (949) 606-0329

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
Willow Cove Investment Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013, which were agreed to by Willow Cove Investment Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC], solely to assist you and the other specified parties in evaluating Willow Cove Investment Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Willow Cove Investment Group, Inc.'s management is responsible for the Willow Cove Investment Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working supporting the adjustments noting no differences.

32565 B Golden Lantern, Suite 509, Dana Point CA 92629
Office: (949) 525-8688 WWW.TACLLP.COM Fax: (949) 606-0329

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, CA
February 27, 2014

32565 B Golden Lantern, Suite 509, Dana Point CA 92629
Office: (949) 525-8688 WWW.TACLLP.COM Fax: (949) 606-0329